EXHIBIT 12.1   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                   MID-ATLANTIC REALTY TRUST AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1) (AMOUNTS IN THOUSANDS, EXCEPT FOR RATIO INFORMATION)


                                              1998        1997       1996     1995     1994
                                              ----        ----       ----     ----     ----
Earnings (loss) from operations (2)          $12,390      6,802      3,208    2,444    1,713
Less:  sales of residential property, net
Add:
 Interest expense (3)                         12,081     12,555     12,354   11,928   10,876
 Interest portion of rentals (4)                 260        225        227      113       97
Earnings available for fixed charges         $24,731     19,582     15,789   14,485   12,686

Fixed Charges:
 Interest expense (3)                         12,081     12,555     12,354   11,928   10,876
 Interest capitalized                            873        445        104      565       31
 Interest portion of rentals (4)                 260        225        227      113       97
Fixed Charges                                $13,214     13,225     12,685   12,606   11,004

Ratio of earnings to fixed charges           $  1.87       1.48       1.24     1.15     1.15

Excess of Fixed Charges over Earnings        $     0         $0         $0       $0       $0

There were no preferred shares outstanding during any of the periods above, and therefore the ratio of earnings to combined fixed charges and preferred shares dividend requirements would have been the same as the ratio of earnings to fixed charges for the periods indicated.

(1) The computations above use the Consolidated Financial Statements of Mid-Atlantic Realty Trust and Subsidiaries for the years December 31, 1998,
     1997, 1996, 1995, and 1994.

(2) Effective January 1, 1996, the Company changed its reporting of gains or losses on sales of properties held for sale. During the year ended December
     31, 1995, and previously, gains or losses on sales of properties held for sale had been included in the revenues of the consolidated statements of operations and were therefore included in earnings from operations. The
     Company is not in the business of buying land for resale. Therefore, management believes that gains or losses on sales of properties held for sale should not be included in earnings or losses from operations, and should be an adjustment to earnings from operations to arrive at net earnings. The comparative prior year earnings (losses) from operations have been reclassified to reflect this change.

(3)  Effective   January  1,  1996,   the  Company   changed  its  reporting  of
     amortization of deferred  financing  costs.  During the year ended December
     31, 1995, and previously,  the annual  amortization  of deferred  financing costs was reported in the  depreciation  and  amortization  of property and improvements expense line in the consolidated statements of operations.  In
     1996, the Company began reporting the  amortization  of deferred  financing costs in the  interest  expense  line  in the  consolidated  statements  of operations.  The comparative prior year interest expense amounts above have been reclassified to reflect this change.

(4) Amounts reflect a one-third portion of rentals, the portion deemed representative of the interest factor.